Exhibit 99.1

JIN MEDICAL INTERNATIONAL LTD. Enters into Memorandum of
Understanding to Acquire Medical Equipment Sharing Platform

Changzhou City, China, December 14, 2023 (GLOBE NEWSWIRE) -- JIN MEDICAL INTERNATIONAL LTD. (the “Company” or “JinMed”) (NASDAQ: ZJYL), a Cayman Islands holding company with Chinese operating entities that manufacture and develop wheelchairs and living aids products, today announced the signing of a preliminary Memorandum of Understanding (MOU) with Jiangsu Zhongjin Kanglu Information Technology Co., Ltd. (“Zhongjin Kanglu”) to acquire all or a partial stake in Zhongjin Kanglu.

According to the MOU, the Company will conduct a comprehensive due diligence process to evaluate and determine the feasibility and potential value of the acquisition. It is expected that the due diligence will be completed by December 31, 2023.

It is expected that commencing from March 2024, the parties will enter into detailed negotiations for the potential acquisition. Investors should exercise caution as there is no certainty that the potential acquisition will be completed.

Zhongjin Kanglu is a company that engages in medical equipment sharing business, leveraging its manufacturing expertise and big data analytics technology. This program primarily caters to individuals with medical care needs, providing round-the-clock shared medical equipment such as wheelchairs, emergency carts, and companion beds. The aim is to address challenges faced by healthcare institutions, such as inadequate equipment availability, limited service hours, and cumbersome leasing procedures, thereby significantly enhancing the convenience for patients seeking medical treatment. Zhongjin Kanglu’s shared wheelchairs have been adopted by over 1,600 leading hospitals nationwide in China.

Through equipment rentals, Zhongjin Kanglu operates a Small-V Sharing Project that generates base income, while additional revenue is obtained by guiding users to purchase related equipment and financial service products. To date, the Small-V Sharing program has expanded to cover all 30 provinces.

Mr. Wang Erqi, Chairman and CEO of the Company, commented, “The signing of this highly anticipated MOU marks an important milestone in the collaboration and development between the Company and Zhongjin Kanglu. As a leading enterprise in the field of shared medical equipment, with its Small V Sharing Project, the innovative solutions and well-established channels in medical institutions brought by it, Zhongjin Kanglu will create a good synergistic effect for the promotion of JinMed’s products in China. We intend to proceed with the acquisition process in full swing while bringing more innovation and growth opportunities to the industry.”

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou City, Jiangsu Province of China, the Company, through its Chinese operating entities, designs and manufactures wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injuries. The Company’s Chinese operating entities operate 2 manufacturing plants with approximately 228,257 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. The Company’s Chinese operating entities have established relationships with over 40 distributors in China, and over 20 in the other regions of the world where it currently sells the products. The majority of the Company’s wheelchair products, with more than 30 models, are sold to dealers in Japan and China, including Nissin Medical Industries Co., Ltd, one of the largest medical device distributors in Japan. The Company’s Chinese operating entities continuously deliver innovative wheelchair designs that are both lightweight and ergonomic each year. For more information, please visit: http://www.zhjmedical.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. There is no certainty that the potential acquisition mentioned herein will be completed at all, or upon terms favorable to the Company.

For more information, please contact:

ir@zhjmedical.com